PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525


03050341

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

Budapest, 11st, April 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,



Dr. Erzsébet Fehér



03 APR 23 AM 7:21

Enclosure

File No. 82-4548

ANNOUNCEMENT

The Board of Directors of PANNONPLAST Industries Plc.
(1225 Budapest, Nagytétényi út 216-218.)

has convened the Company's Annual General Meeting for **10:00 a.m. on APRIL 30, 2003.** The items on the agenda as well as the information regarding the participation were published by the Announcement of March 21, 2003 (in Hungarian Capital Market). The Company discloses the **KEY FIGURES OF ITS OPERATIONS AND ITS DIVIDEND PROPOSAL** as follows:

Non-consolidated Balance Sheet according to the Hungarian Accounting Standards (HUF million)

Assets		Equity and liabilities	
A) Fixed assets	13,804	D)Shareholders' equity	14,544
B) Current assets	2,205	E) Provisions	0
C) Deferred charges & accrued income	18	F) Liabilities	1,467
		G) Accrued charges & deferred income	16
Total Assets	**16,027**	**Total Equity & Liabilities**	**16,027**

Non-consolidated Income Statement according to the Hungarian Accounting Standards (HUF million)

I) Net sales	1,267
C) Operating profit before taxes	-479
F) Net profit	**-500**

CONSOLIDATED BALANCE SHEET ACCORDING TO IAS (HUF million)

Assets		Equity & liabilities	
Fixed assets	19,028	Shareholders' equity	16,323
Long-term receivables	7	Minority interest	1,530
Current assets	10,884	Deferred income	0
		Long-term debt	849
		Current liabilities	11,217
Total Assets	**29,919**	**Total Equity & Liabilities**	**29,919**

CONSOLIDATED INCOME STATEMENT ACCORDING TO IAS (HUF million)

Sales	26,973
Operating profit	547
Income before income taxes (without minority interest)	-564
Net income for the year	**-959**

The Board of Directors proposes to the AGM to accept the key financial figures of the operations.

For the business year 2002, the Board of Directors

does not recommend a dividend payment

Should the AGM decide on dividend payment, the details will be published through an extraordinary announcement in the May 6, 2003 issue of the official gazette Hungarian Capital Market.

The annual business report and other submissions for the AGM will be available for inspection from April 14, 2003 at the Shareholders' Office of the Company (1225 Budapest, XXII. Nagytétényi út 216-218.) (between 8:00 a.m. and 4:00 p.m. on business days) as well as on the Company's website www.pannonplast.hu, and in the Information Center of the BSE.

Board of Directors of Pannonplast Plc.